

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Randall W. Atkins
Chairman and Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

Re: Ramaco Resources, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 12, 2022
File No. 001-38003

Dear Randall W. Atkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2022 letter.

Revised Preliminary Proxy Statement on Schedule 14A, filed on October 12, 2022

General

1. We note your revised disclosure to prior comment 2 and reissue the comment in part. Please expand your disclosures regarding the CORE Assets. We note your related disclosures in the registration statement on Form S-1 that you filed concurrently with this preliminary proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew R. Pacey, P.C.